December 15, 2017

VIA EDGAR CORRESPONDENCE

Kimberly Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Innovator ETFs Trust (File Nos.: 333-146827; 811-22135)

Dear Ms. Browning:

On behalf of the Innovator ETFs Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statements on Form N-1A (the “Registration Statements”). The Registration Statements were recently filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2017 for the purpose of registering shares of the Innovator S&P 500 Ultra ETF – (MONTH) and Innovator S&P 500 Enhance and Shield ETF – (MONTH) (formerly Innovator S&P 500 Enhance and 10% Shield Strategy ETF – (MONTH) (the “Funds”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 4, 2017, you provided comments via telephone regarding the Registration Statements. On December 12, 2017, you provided a follow-up comment via telephone regarding the Registration Statements. For convenience, we reproduce such comment below (in bold) and address it accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statements.

1.

Please explain why it is suitable for an investor to buy a Fund’s shares (“Shares”) when the Fund’s NAV is at or near its stipulated cap level (“Cap”). Please address the fact that at or near the Cap, the Fund has little or no upside potential and significant downside risk.

Response: Each Fund’s prospectus plainly discloses the fact that the Cap is not permanent – it resets annually. With respect to long-term investors purchasing a Fund at or near a Cap during a defined outcome period, such investor will have the opportunity to remain in such Fund for as long as they choose, including thorough multiple annual resets. As a result, an investor has the possibility of attractive gains over the life of the investment. Each Fund is designed to give an investor a new investment experience based upon each defined outcome period. As a result, while an investor buying at or near a Cap may have a temporary inability to achieve gains in the Fund, such investor would have renewed upside potential once the Cap is reset. As described in our prior letter, short-term investors will continue to have the opportunity to purchase or sell shares in order to take advantage of any temporary differences between a Fund’s shares trading price and NAV.

The Funds note that it may be possible, (but by no means typical), for there to be time periods during a defined outcome period for a Fund in which an investor will not be eligible to achieve gains until the resetting of the applicable Fund’s Cap. The Funds, however, believe this scenario is no different than existing ETF products that are invested in instruments that are, at least temporarily, moving against the market (e.g., bear equity funds), subject to rising interest rates (e.g., long-term bond funds) or have exceeded any upside potential in its underlying instruments (e.g., covered call funds). Unlike such ETFs, on a daily basis, the Funds will disclose on its website its NAV, trading price and relationship to the Cap and any shield potential. The Funds are committed to providing additional prominent disclosure its prospectuses that when the S&P 500 has returns equal or exceeding its Cap, new investors purchasing at that time will not have the opportunity to achieve gains for the remainder of an outcome period. The Funds are also committed, on days in which the Funds are trading at or above its Cap, to disclose on its website that new investors will not have the opportunity to achieve gains for the remainder of the outcome period. Similarly, the Funds are also committed, on days in which the Funds are trading at or below its shield, to disclose on its website that new investors will not have the opportunity to be afforded protection for the remainder of the outcome period. As a result of these disclosures, the Funds believe that they will offer more specific disclosure to investors for outcome potential and risks than any other ETF on the market.

The Funds strongly believe that the Funds offer significant advantages in the ETF product structure. As stated in our previous comment response letter dated December 8, 2017, the Funds are expected to trade at or near its respective NAV due to the arbitrage mechanism available as an ETF. The Funds will offer investors the ability to sell its investments at any time on the market, without the penalties attendant to structured products registered under the Securities Act of 1933, as amended. The Funds will comply with all ETF regulatory requirements under the Investment Company Act of 1940, as amended, applicable exemptive relief and exchange listing requirements.

If we may further cooperate with you in any way in the processing of the Registration Statements, please telephone the undersigned at (312) 845-3484 or Walt Draney at (312) 845-3273.

Very truly yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc: Innovator ETFs Trust